UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC 20549

                             FORM 10-SB/A

           GENERAL FORM FOR REGISTRATION OF SECURTIES



 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934




                      INTEGRATED.COM, INC.
     (Exact name of registrant as specified in its charter)



                 Nevada                       88-0432284
  (State of organization)        (I.R.S. Employer Identification No.)



          8 Carlisle Drive, Voorhees, New Jersey  08043
     (Address of principal executive offices)     (Zip Code)


Registrant's telephone number, including area code: (609) 772-0221

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common

Item 1.   Business.

INTEGRATED.COM, INC. proposes to exploit business opportunities created by the deregulation of the broadcast and telecommunications industries in conjunction with developers of master plan communities and their residents. INTEGRATED.COM, INC. will install a complete turnkey system, integrating telephony, broadcast video, Internet and intranet access, security features, and customized residential service offerings.

The  INTEGRATED.COM,  INC. solution is a  platform  comprised  of
computer   hardware,   software,  phone   switch,   and   related
technologies.  The  flexible nature of the  INTEGRATED.COM,  INC.
system allows a variety of service providers.

The   INTEGRATED.COM,  INC.  system  offers  the  developer   the
following benefits:

(a)  INTEGRATED.COM,  INC.  system  will  provide  a  source   of
     incremental revenue increasing cash flow and equity without a capital investment.

(b)  The   principal  benefit  to  the  developer  is  homeowner
     satisfaction. Homeowners benefit from the INTEGRATED.COM, INC. system as they can choose from a wider variety of programming and services than is currently available. INTEGRATED.COM, INC. is prepared to offer homeowners its own exciting range of
     products-cable,    telephone,   radio,   Internet    access,
     video-on-demand, video games, shared software, data services, electronic commerce-at a lower cost than current providers. The new services provided by INTEGRATED.COM, INC. are accessed via a customized television interface and a "smart" telephone making them easy to understand and use. A further convenience is on-screen bill payment for INTEGRATED.COM, INC. services.

(c) The key benefit to the INTEGRATED.COM, INC. system is the creation of a safe and smart community. Offering competitive services to the homeowner, which is lifestyle enhancing and safety minded, is the primary mandate of INTEGRATED.COM, INC.

The developer has discretion in the selection of products offered to homeowners, the pricing of these products, and the customer care program. The developer may also choose to brand the product offering. INTEGRATED.COM, INC. will continue to offer new and innovative products so as to maintain its "more for less" proposition.

The success of our partnership with the developer is backed up by the commitment of our senior management team in conjunction with a solid management plan. Our management goats are to achieve targeted ROI, to provide superior operation and to meet and exceed the expectations of the developer and its homeowners. To achieve this level of performance, the INTEGRATED.COM, INC. system is backed by our network operation and customer care organizations. These units are mandated to manage day-to-day operations, including activating customer accounts, handling questions about the service, billing, and collection.
Our customer  care  goal  is to ensure that every  contact  with
our organization   results   in   greater   customer   interest
and satisfaction.

DESCRIPTION OF OFFERED SERVICES

To The Developer INTEGRATED.COM, INC. will provide the developer with the following:

The installation of the INTEGRATED.COM, INC. system, and Management Services for the INTEGRATED.COM, INC. system.

INTEGRATED.COM, INC. is responsible for the maintenance and management of the INTEGRATED.COM, INC. system, including negotiations with all content providers and the provision and administration of a default service offering to the homeowners.

To The Homeowner

INTEGRATED.COM, INC. service offering to the homeowner is designed to have a positive impact on the developer's relationship with the homeowner. The primary goal of the offering is to provide a safe and smart, integrated service to the homeowner at a lower cost. The secondary goal is to generate incremental revenue for the developer.

This  document is the exclusive property of INTEGRATED.COM,  INC.
Duplication or reprinting of this document must be authorized by INTEGRATED.COM, INC. in writing. All information contained within this document is considered privileged and confidential.

INTEGRATED.COM, INC. makes the following services available to the homeowner: The services include:

Television & Video
Telephony
Community Bulletin Board
Data Communications
Smart Home Features
Security system and monitoring

Television & Video

The service offering exceeds the aggregate programming available from the incumbent cable company. The point-to-point nature of INTEGRATED.COM, INC.'s technology gives the homeowner complete control over selection. Customers can choose pre-packaged service tiers, create their own service package. or select on an "a la carte" basis from all available programming.

Free Reception of Local TV Signals and More

Whether a homeowner decides to subscribe to any of the INTEGRATED.COM, INC. video services or not, each dwelling will automatically receive a selection of local, off-air television signals, combined with the building's own information channel and the INTEGRATED.COM, INC. promotional channel.

All homeowners will be issued the required in home equipment ensuring a penetration level of 100%. This is a significant value. The users viewing patterns are registered which creates an invaluable database for broadcasters, advertising agencies, and other interested parties (e.g., A.C. Neilson, Gallop Polls, etc.)

Customize Package for Satellite Television

The INTEGRATED.COM, INC. system permits homeowners to subscribe to a variety of programming selections at a price which is competitive with the local cable television system, but which offers, them far greater flexibility in their selection of programming. Subject only to compliance with federal regulations, subscribers are able to select services or channels they desire and only pay for what they have selected on a pro-rated basis.

Pay Television Services

The INTEGRATED.COM, INC. system includes the option of subscribing to multiple pay television services by following on-screen instructions. The process is simple, requiring no contact with pay television sales representatives, no need to pick up a decoder and no need to stay home waiting for a technician to make an installation.

Video-On-Demand

The INTEGRATED.COM, INC. system is a virtual "video store" offering homeowners video releases updated on a monthly basis, thus providing access to popular movies and other video-on-demand programs that are housed on the video switch. The system also enables the viewer to pause the movies at their discretion. Copyright protection embedded into the operation of the system permits INTEGRATED.COM, INC. to negotiate the best possible release dates for blockbuster movies and other popular video programs.

On-Screen Services Modification

INTEGRATED.COM, INC. viewers can modify the level of service they wish to enjoy at any time.

Access to Account Information

INTEGRATED.COM, INC.'s customers are able to review the status of their accounts on their television screens at any time they desire in a completely secure environment. Appropriate security measures are inherent to the system ensuring information is transmitted to authorized individuals only.

Telephony

Local: INTEGRATED.COM, INC. provides homeowners with local dial tone at a lower cost. Homeowners can choose any or all telephony features now available in the modern workplace, such as call waiting, caller ID, voice mail, call forwarding, and three-way conferencing. e Long Distance: INTEGRATED.COM, INC. provides interconnection to the homeowner's preferred long distance carrier or gives them the option of competitive low-cost long-distance service through INTEGRATED.COM, INC.'s long distance carrier.

The customer has complete flexibility in selecting what features best suit them. The cost of service is based on the features selected by the homeowner or can be bought as a complete package.

"Home Office" Features

The combination of all INTEGRATED.COM, INC. features, including the option of one-way video conferencing, will facilitate the growing phenomena of "telecommuting" and other "work-at-home" scenarios.

Community Bulletin Board and Personalized E-mail Address

The community bulletin board feature enables the developer/manager to communicate through a dedicated channel with their respective homeowners and also allows homeowners to post messages of interest to the community. These services are made available at no cost to homeowners or developers. Homeowners can also, through an additional channel, receive personalized messages either from INTEGRATED.COM, INC.. family, or friends via their own E-mail address.

Computer Services

9  High  speed  access  to a wide area network  (WAN),  including on-line  services such as Internet, world-wide e-mail, MSN, AOL,
and   CompuServe,  electronic  commerce  applications   including
shopping and electronic banking services.

9 High speed access to a local area network (LAN) which offers an internal e-mail system for the development (accessible through computer, TV, or smart phone) and a wide variety of software products including consumer and business software applications (word processing, spreadsheet, database, reference toots) and interactive games.

"Smart Home" & Other Service Options

The flexible nature of the INTEGRATED.COM, INC. platform makes a variety of additional services available at the discretion of the homeowners and/or the developer:

"Smart Home" features. giving homeowners a full selection of environmental control;

"Safe Home" security features, enabling homeowners to view all common areas of the development from the television, electronic door locks, smoke-heat-gas motion detection and panic buttons; and
"Home   Health"  features,  including  health-related  monitoring
systems   of  special  interest  to  .seniors"  communities   and
residences.

Fundamental Benefits: Homeowners

In addition to the over-riding benefit of "more for less," the service offering provides:

control, choice, convenience, and value-added benefits;

Selection and control through a single interface;

Access to services unavailable anywhere in the marketplace;

     A "virtual V-chip" that gives the customer lockout control on all services. Homeowners can lockout inappropriate television programming, on-line services. web sites, and lockout outbound long distance calls with a personal identification number (PIN);

Convenient access to the WAN or LAN network services through their PC; *Account updates on demand;

     Convenient payment method and process for all services received;

      Individual signal adjustment for each television set, optimizing picture quality, decreasing wear on the components, and increasing life expectancy of the television.

Fundamental Benefits: Developer

The developers derive direct benefit from the service offering and from the INTEGRATED.COM, INC. infrastructure. These benefits include:

An Incremental revenue stream paid as a right-to-access fee, increasing cash flow and equity without capital investment;

A   platform  that  supports  electronic  commerce  creating   an
additional, transaction-based revenue stream;

A customer service offering which provides a distinct advantage in the competition for homeowners;

increased real value of the property through the installation of state-of-the-art networking and infrastructure without capital investment;

A flexible platform, upgraded easily to accommodate new features as the market demands;

An   internal   communication  and  marketing  channel   to   all
homeowners;

Enhanced security systems that lower operating (insurance) costs by reducing liability; and

Database for mining that creates a third revenue stream.


The Core Technology

The core technology makes the following fundamental system attributes possible:

Utilization of existing infrastructure;

Full "addressability" and Interactively;

Foundation engineering that is easily evolved to facilitate the future's demands;

Low cost services; and the elimination of bandwidth as a barrier to enhanced service offerings.

QUALITY CONTROL

INTEGRATED.COM, INC. understands the importance of a strong homeowner-developer relationship and sees both the developer and the homeowner as its valued customers. INTEGRATED.COM, INC. will vigorously compete to earn the respect of the developer and the homeowner and commits itself to providing a level of service that exceeds anything offered by incumbent providers.

INTEGRATED.COM, INC. does this in two ways:

Through end-to-end System Care and

Through end-to-end Customer Care.

System Care

The system is self-diagnostic. In the event that there is a problem within the system. it self-diagnoses and seamlessly moves to  a  back-up mode (redundant system) while alerting the Network
Operations   Center  (NOC),  a  24  hour/7  day  monitoring  and
maintenance operation. The NOC immediately goes on-line with the system and can remedy virtually all software related issues online. In the event that the problem requires maintenance at the site, a service technician is immediately dispatched.
The technician arrives "fully spared," meaning they carry every component in the system with them. The technician will arrive within two hours and the repairs will be completed in less than four hours. In virtually all cases, the repair will happen without the homeowner being aware of any problem. In addition to redundancy and selfdiagnosis, the system emits a heartbeat every hour on the hour. Failure to receive a "heartbeat" initiates immediate action as described above.

In  the event of catastrophic failure, the TV service defaults to the favorite off-air channels, which are mapped to the bottom  of the  spectrum  (channels 2-13). In the event of a complete  power failure,  battery  supported  televisions  will  receive  off-air signals. Four hours of battery backup is provided to support  the
telephone  system.  To  prolong  battery  life,  certain   system
features are automatically shut down but primary functionality remains. This document is the exclusive property of INTEGRATED.COM, INC.

Duplication or reprinting of this document must be authorized by INTEGRATED.COM, INC. in writing. All information contained within this document is considered privileged and confidential.

Customer Care

The Customer Care program is equally comprehensive. The homeowner has  1-800  access to a state-of-the art Customer Care Center  24 hours a day/7 days a week. A fully trained service representative answers the call promptly and has the homeowner's full account in front of them on screen by the time the call is answered.
The service representative is able to greet the caller by name, access any information about the service being provided to the homeowner and deal with any issue presented. Should the caller want to add a service, it is done immediately. Should there be a service problem, the service representative can immediately connect the homeowner with a technician at the Network Operations Center. INTEGRATED.COM, INC. is committed to a service level Of 99.7%.

MARKETING

The  INTEGRATED.COM,  INC. marketing plan focuses  on   strategies
that directly address the needs of the developer and the homeowner.

The goals of the marketing plan are as follows:

The developer: increase homeowner satisfaction and increase revenue;

Homeowners: provide unequalled services and customer care for less, maximize penetration, retention and usage, and value-add to the homeowner-developer relationship.

Developer

To best serve the needs of the developer, INTEGRATED.COM, INC. does the following:

Provides the developer with a flexible turnkey service;

Enhances the service offering by tailoring it to the specific demographic/psychographic profile of the targeted community (development)

Monitors and adjusts the service offering to ensure the highest homeowner satisfaction level;

Actively   pursues  R  &  D  activity  to  maintain
competitive advantage; and

Provides the developer with incremental revenue, the option of greater participation through a joint venture relationship and a further option of an equity position in the overall opportunity.

As  part  of  the  marketing  strategy targeting  the   homeowner,
INTEGRATED.COM, INC. works directly with the developer. There are a number of benefits to enrolling the development manager in the program:

The  developer  becomes a key member of a team  representing   the
best  interests  of the development and the homeowner;  and-
The developer has direct input into the service offering, and by extension. the satisfaction level of the homeowner.

To support the developer, INTEGRATED.COM, INC. provides the following:

Comprehensive sales training;

Full  exposure  and access to support operations,  including   the
National Operations Center (NOC)and the Customer Care Center;

The   cooperative  development  of  the  service   offering    and
promotions   program  with  the  developer  including  pre-launch
homeowner notifications, surveys, and advertising;

Out-bound  call  center sales program coordinated  with  in-house
distribution   of   POS   materials  and   INTEGRATED.COM,  INC.
pamphlets/sales brochures; and

The deployment and staffing of a INTEGRATED.COM, INC. kiosk demonstrating the service offering

Homeowner

The marketing strategy targeting homeowners has three phases:

1) the pre-launch;

2) the launch; and

3) post launch.

INTEGRATED.COM, INC.'s arrival is positioned as a strategic decision on the part of developer to provide their homeowners with the most cost-effective, efficient, reliable and comprehensive offering of services available. The pre-launch strategy includes both a communications program and a sales and service program:

Communications: This is a broad based initiative including a Homeowner Survey, Letter of introduction, Work Notices, and launch updates; and 9 Sales & Service: the Sales &Service program
is   multi-faceted,  involving  the  developer  and  their team,
Customer Care Center activity and collateral materials.

Sample Launch

A sample launch program includes:

INTEGRATED.COM,  INC.  homeowners kit, a  comprehensive  services
brochure    and   service   coupons   (long-distance    dollars),
supplier-generated promotional materials;

Promotions: Two-for-One Offer (first month free, second month pay, third month no obligation);a Demonstrations;

Subscriber roll out and registration;

INTEGRATED.COM, INC. in-home equipment distribution

In-Bound/Out-bound Call Center Sales & Service Program.

Customer Retention

Customer retention and usage enhancement are supported by the following strategies:

Service reliability:

Out-bound  Customer  Care Center activity to ensure  satisfaction
Barker channel;

Internal E-mail marketing program;

Electronic bulletin board advertising;

Community center bulletin board: new services announcements;

Promotional programs: INTEGRATED.COM, INC. and supplier generated.

IMPLEMENTATION

INTEGRATED.COM, INC. will manage all aspects of the installation,
including  site  survey,  wiring,  INTEGRATED.COM,  INC.   system
installation, testing and activation.

Implementation Plan

The Implementation plan is as follows:

The developer will sign a letter of intent (LOI) indicating their interest in proceeding at which point the parties will begin the process of organizing the business;

Upon receipt of the LOI INTEGRATED.COM, INC. will proceed with the site survey and Engineer's Site

Report. The Engineer's Site Report is delivered to the developer for approval.

All installation, implementation and on going service will be provided by a national service company with extensive consumer experience.

RISK FACTOR

An investment in Integrated.com, Inc. involves risks due in part to no previous financial or operating history of Company, as well as competition in the internet business. Also, certain potential conflicts of interest arise due to the relationship of Integrated.com, Inc. to management and others. See "Risk Factors."

                        RISK  FACTORS

    The securities offered hereby are highly speculative in nature
And involve a high degree of risk.  They should be purchased
Only by persons who can afford to lose their entire investment. Therefore, each prospective investor should, prior to purchase, consider Very carefully the following risk factors among other things, as well As all other information set forth in this prospectus.

Lack of Prior Operations and Experience.

     The Company is relatively newly reorganized, has no significant revenues yet from operations, and has no assets. There can be no assurance that Integrated.com, Inc. will generate revenues in the future; and there can be no
assurance that  the  Company will   operate   at  a
profitable  level.   See  "Business and Properties."
If Integrated.com, Inc. is unable to obtain  customers
and generate  sufficient revenues so that it can profitably
operate, the   Company's  business  will  not  succeed.   In
such event, investors in the Shares may lose their entire cash investment.

Dependence on Internet Industry

     The Company's business is influenced by the rate of use and expansion in the internet industry. Declines in the industry may influence Integrated.com, Inc.'s revenues adversely.

Influence of Other External Factors.

     The   investment   is  a  speculative  venture necessarily
involving some substantial risk. There is no certainty  that
the expenditures   to  be  made  by  the  Company  will
result in commercially  profitable  business.   The  marketability of
the investment  will  be  affected  by numerous  factors
beyond  the control   of   the   Company.   These  factors
include   market fluctuations,  the  general state of the
economy (including the rate of inflation, and local economic conditions), and the state of the industry, all of which can affect peoples' discretionary spending, while can in turn affect the demand for internet services.
Factors which leave less money in the hands of potential clients of Integrated.com, Inc. will likely have an adverse effect on Integrated.com, Inc. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integrated.com, Inc. not receiving an adequate return on invested capital.

Regulatory Factors.

     Existing   and   possible   future   consumer legislation,
regulations  and actions could cause additional expense,
capital expenditures,   restrictions  and  delays in the activities
undertaken in connection with the Internet business, the extent of which cannot be predicted.

Competition.

     The  Company may experience substantial competition  in
its efforts to locate and attract clients.  Many competitors
in these areas   have   greater  experience,  resources,
and   managerial capabilities  than  Integrated.com, Inc. and
may bein a better position than Integrated.com, Inc. to obtain access to attractive clientele. There are a number of larger companies in which may directly compete with Integrated.com, Inc. Such competition could have a material adverse effect on the Company's profitability.

Success of Management.

     Any  potential  investor  is  strongly  cautioned  that
the purchase of these securities should be evaluated on the
basis of: (i)   the   limited   diversification  of  the
venture capital opportunities afforded to Integrated.com, Inc.,
(ii) the high-risk nature and limited liquidity of Integrated.com, Inc., and (iii) the Company's ability to utilize funds for the successful development and distribution of revenues as derived by the revenues received by the Company's yet undeveloped portfolio of clients, and any new potentially profitable ventures, among other things. The Company can offer no assurance that any particular client and/or property under its management contract will become successful.

Reliance on Management.

     The Company's success is dependent upon the hiring of key administrative personnel. None of the officers or directors, or any of the other key personnel, has any employment or noncompetition agreement with Integrated.com, Inc. Therefore, there can be no assurance that these personnel will remain employed by Integrated.com, Inc. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on Integrated.com, Inc.'s business and prospects. In addition, management has no experience in managing companies in the same business as Integrated.com, Inc.

     In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect Integrated.com, Inc. The success of the Company, to a large extent, will depend on the quality of the directors and officers of Integrated.com, Inc. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of Integrated.com, Inc. to the officers and directors.

Lack of Diversification.

     The size of Integrated.com, Inc. makes it unlikely that the Company will be able to commit its funds to the acquisition of any major accounts until it has a proven track record, and Integrated.com, Inc. may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

No Cumulative Voting

     Holders  of  the Common Stock are not entitled to
accumulate their   votes  for  the  election  of  directors  or
otherwise. Accordingly, the holders of a majority of the shares present at a meeting of shareholders will be able to elect all of the directors of Integrated.com, Inc., and the minority shareholders will not be able to elect a representative to Integrated.com, Inc.'s board of directors.

Absence of Cash Dividends

     The Board of Directors does not anticipate paying cash dividends on the Shares for the foreseeable future and intends to retain any future earnings to finance the growth of Integrated.com, Inc.'s business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements, and the general operating and financial condition of Integrated.com, Inc., and will be subject to legal limitations on the payment of dividends out of paid-in capital.

Conflicts of Interest.

     The officers and directors have other interests to which they devote substantial time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of Integrated.com, Inc. As a result, certain conflicts of interest may exist between Integrated.com, Inc. and its officers and/or directors which may not be susceptible to resolution.

     In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to Integrated.com, Inc.
It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to Integrated.com, Inc., any proposed investments for its evaluation.

Investment Valuation Determined by the Board of Directors.

     The   Company's  Board  of  Directors  is  responsible   for
valuation of Integrated.com, Inc.'s investments. There are a wide range of values which are reasonable for an investment for the  Company's services.  Although  the  Board of Directors
can  adopt  several methods  for an accurate evaluation,
ultimately the determination of  fair  value  involves
subjective  judgment  not  capable  of substantiation  by
auditing  standards.  Accordingly,  in   some instances  it
may  not be possible to substantiate  by  auditing standards the value of Integrated.com, Inc.'s investments. The Company's Board of Directors will serve as the valuation committee, responsible for valuing each of Integrated.com, Inc.'s
investments.   In connection  with any future distributions
which the Company may make, the value of the securities received by investors as determined by the Board may not be the actual  value  that  the investors  would be able to obtain
even if they  sought  to  sell such  securities immediately
after a distribution.  In  addition, the   value   of  the
distribution  may  decrease  or   increase significantly
subsequent to the distributee shareholders' receipt thereof, notwithstanding the accuracy of the Board's evaluation.

Additional Financing May Be Required.

     Even if all of the 2,000,000 Shares offered hereby are
sold, the funds available to Integrated.com, Inc. may not be adequate for it to be competitive in the areas in which it intends to operate. There is no assurance that additional funds will be available from any source when needed by Integrated.com, Inc. for expansion;
and,  if not available, Integrated.com, Inc. may not be able to expand its operation as rapidly as it could if such financing were available. The proceeds from this Offering are expected to be sufficient for Integrated.com, Inc. to become operational, and develop and market it line of services. Additional financing could possibly come in the form  of debt/preferred stock.  If additional shares were issued to obtain financing, investors in this offering would suffer a dilutive effect on their percentage of stock ownership in the Company.
However,  the   book value of their shares would not  be  diluted,
provided additional  shares are sold at a price greater than that paid
by investors  in  this  offering.   The Company  does  not anticipate
having within the next 12 months   any  cash flow  or liquidity problems.

Purchases by Affiliates.

     Certain officers, directors, principal shareholders and affiliates may purchase, for investment purposes, a portion of the Shares offered hereby, which could, upon conversion, increase the percentage of the Shares owned by such persons. The purchases by these control persons may make it possible for the Offering to meet the escrow amount. No Assurance Shares Will Be Sold.

     The 2,000,000 Shares are to be offered directly by Integrated.com, Inc., and no individual, firm, or corporation has agreed to purchase or take down any of the shares. No assurance can be given that any or all of the Shares will be sold.

Arbitrary Offering Price.

     The Offering Price of the Shares bears no relation to book value, assets, earnings, or any other objective criteria of value. They have been arbitrarily determined by the Company. There can be no assurance that, even if a public trading market develops for Integrated.com, Inc.'s securities, the Shares will attain market values commensurate with the Offering Price.

"Best Efforts" Offering

     The Shares are offered by Integrated.com, Inc. on a "best efforts" basis, and no individual, firm or corporation has agreed to purchase or take down any of the offered Shares. No assurance can be given that any or all of the Shares will be sold. Provisions have been made to deposit in escrow the funds received from the purchase of Shares sold by Integrated.com, Inc.. In the event that $25,000 is not received within one hundred twenty (120) days of the effective date of this Prospectus, the offer will be extended for another 120 days after which the proceeds so collected will be refunded to investors without deducting sales commissions or expenses. During this escrow period, which may last up to two hundred forty (240) days, subscribers will not have use of nor derive benefits from their escrow funds.

Minimal Public Market for Company's Securities.

     Prior to the Offering, there has been minimal public market for the Shares being offered. There can be no assurance that an active trading market will develop or that purchasers of the Shares will be able to resell their securities at prices equal to or greater than the respective initial public offering prices. The market price of the Shares may be affected significantly  by
factors such as announcements by Integrated.com, Inc. or its competitors, variations in Integrated.com, Inc.'s results of operations, and market conditions in the retail,
electron  commerce,  and   internet industries  in general.
The market price may also be affected by movements in prices of stock in general. As a result of these factors, purchasers of the Shares offered hereby may not be able to liquidate an investment in the Shares readily or at all.

Shares Eligible For Future Sale

     All of the Shares which are held by management have been issued in reliance on the private placement exemption under the Securities Act of 1933, as amended ("Act"). Such Shares will not be available for sale in the open market  without  separate registration except in reliance
upon Rule 144 under the Act.   In general,  under  Rule 144
a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a nonpublic transaction for at least on year, including  persons  who
may be deemed Affiliates of Integrated.com, Inc. (as that term is defined under the Act) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of  1% of  the  then outstanding shares
of common stock, or the  average weekly   reported  trading
volume  on  all  national  securities exchanges  and
through  NASDAQ during the  four  calendar  weeks preceding
such  sale,  provided  that  certain  current   public
information is then available. If a substantial number of the Shares owned by management were sold pursuant to Rule
144 or a registered offering, the market price of the Common Stock could be adversely affected.

Forward-Looking Statements.

     This Prospectus contains "forward looking statements" within the meaning of Section 27A of the Securities Act of  1933,  as amended,  and  Section  21E of the Securities
Act  of  1934,  as amended,   and  as  contemplated  under
the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in Integrated.com, Inc.'s business and the industry in which it
operates.    The   words   "believe,"   "expect," "anticipate,"
"intends,"   "forecast,"  "project,"  and   similar
expressions identify   forward-looking  statements.   These
forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Integrated.com, Inc. cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

Uncertainty Due to Year 2000 Problem.

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.
The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations.
This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year
2000 issue affecting Integrated.com, Inc., including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

     Integrated.com, Inc.'s Year 2000 plans are based on
management's best estimates.   Based on currently available information,
management does not believe that the Year 2000 issues will have a material adverse impact on Integrated.com, Inc.'s financial condition or results of operations; however, because of the uncertainties in this area, no assurances can be given in this regard.

Blue Sky Considerations.

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, and the Company has no current plans to register or qualify its shares in any state, holders of these shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue sky restrictions upon the ability of new investors to purchase the securities. These restrictions could reduce the size of any potential market. As a result of recent changes in federal law, non-issuer trading or resale of the Company's securities is exempt from state registration or qualification requirements in most states. However, some states may continue to restrict the trading or resale of blind-pool or "blank-check" securities.
Accordingly, investors should consider any potential secondary market for the Company's securities to be a limited one.

Disadvantages Of Blank Check Offering.

     The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. The perceived adverse consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders, and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to registering securities and full disclosure of the Company's business, management, and financial statements.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock of assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Uncertainty as to Blank Check Escrow.

    Funds raised in the offering will remain in escrow until individual shareholders have had a chance to approve or reject a merger candidate. A merger candidate may request funds back, thus there is uncertainty as to amount of proceeds available to the Company as a result of this offering.


Item 2.   Financial Information.

The Registrant's financial data is referred to in Item 15 below.

Item 3.   Properties.

The  Company  currently maintains offices at  8  Carlisle
Drive, Voorhees, New Jersey 08043.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners - INTEGRATED.COM, INC.

 Title of        Name of     Amount and Nature   Percent of
   Class       Beneficial      of Beneficial        Class
                Owner (1)        Owner (2)

Common           Robert       1,000,000 Common     33.33%
Stock           Stewart,
                  CEO,
                President
              And Director

Common          Robert J.     1,000,000 Common     33.33%
Stock             Mele,
              CFO, Treasuer
              and Director

Common          Joseph R.     1,000,000 Common     33.33%
Stock            Meloni,
                  Vice
               President,
              Secretary and
                Director

Item 5.   Directors and Executive Officers.

Robert Stewart, Age 42
President/Chief Executive Officer/Director
8 Carlisle Drive
Voorhees, New Jersey   08043

Robert J. Mele, Age 40
Chief Financial Officer/Treasurer/Director
8 Carlisle Drive
Voorhees, New Jersey  08043

Joseph R. Meloni, Age 54
Secretary/Vice President/Director
8 Carlisle Drive
Voorhees, New Jersey  08043

Resumes

Robert Stewart, President and Director


      Robert  Stewart,  age  42  is president  of  R.  Stewart  &
Associates.   Mr.  Stewart's  firm  sells  and  installs   design
software for Land Surveyors, Civil Engineers and Contractors. Previously Mr. Stewart was a regional sales manager for Spectra Precision Software, responsible for dealer management and direct sales of Spectra products in the northeastern United States. Mr.Stewart spent 9 years as a Land Surveyor in New Jersey before turning to the business side of the industry. With an associates degree as a computer technician he went on to become Vice President/Sales Manager of Dynamic Office Systems Inc., a
New Jersey firm implementing hardware and software solutions to the Civil Engineering market place.

Robert J. Mele, DPM, Treasurer and Director

Dr.  Robert Mele, age 40, is a surgically trained foot and
ankle specialist  in  private practice in Pennsylvania and  New
Jersey since   1989.   Dr.  Mele  received  his  surgical  training
at Osteopathic  Medical Center of Philadelphia.   Dr.  Mele
handles patients from birth through geriatric. He is also responsible for Hospital Patient Management, Training of Surgical Residents as well as Adjunctive Professor Duties.

Joseph Meloni, Secretary and Director

      Joseph Meloni, age 54, worked in as well as ran a family business for 40 years. An expert in his industry, Mr. Meloni, sold the family business 6 years ago, but still services a few of his large accounts. Since 1993, Mr. Meloni has been a key member in the development and start-up of Ingetrated.com, Inc.


Item 6.   Executive Compensation.

None.

Item 7.   Certain Relationships and Related Transactions.

All three directors of Integrated.com, Inc. each received
1,000,000 shares as compensation for services. See recent sales of unregistered securities.


Item 8.   Legal Proceedings.

None.

Item  9.    Market  Price of and Dividends  on  the  Registrant's
            Common Equity and Related Stockholder Matters.

     Registrants common stock is not traded on any exchange.

     The Registrant has never paid a cash dividend and has no present intention of so doing.

Item 10.  Recent Sales of Unregistered Securities.

Integrated.com, Inc. recently sold 3,000,000 shares of its common stock to its officers and directors.

On October 1, 1999 all three officers of the corporation each received 1,000,000 shares of restricted common shares for services rendered under section 4(2) of the Securities Act of 1933.

Item   11.    Description  of  Registrant's  Securities   to   be
              Registered.

The securities of INT to be registered are common stock with $0.001 par value. The shares are non-assessable, without non-cumulative voting, but with pre-emptive rights.

Item 12.  Indemnification of Directors and Officers.

Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the issuer, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefor, unenforceable. In the event a demand for indemnification is made, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.

Item 13.  Financial Statements and Supplementary Data.

None.

Item  14.   Changes  in  and Disagreements  with  Accountants  on
            Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

See Exhibit 13.1 below.

SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


INTEGRATED.COM, INC.


By: /s/ Robert Stewart
Robert Stewart, President



                          EXHIBIT INDEX

Exhibit                     Description                      Method of
Number                                                       Filing

13.1      Audited Financials Statements prepared by Davis    See Below
          & Ellsworth, CPAs dated November 30, 1999

23.1      Consent of Counsel                                 See Below

23.2      Consent of Accountant                              See Below

27.1      Financial Data Schedule                            See Below